Exhibit 99.1

Golden Star to Announce its Third Quarter 2021 Results on November 1, 2021

TORONTO, Oct. 13, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is scheduled to release its third quarter 2021 financial results after market close on Monday, November 1, 2021, and will conduct a conference call and webcast to discuss these results on Tuesday, November 2, 2021 at 10.00 am (Eastern Time).

Toll Free (North America): +1 888 390 0546
Toronto Local: +1 416 764 8688
Toll Free (UK): 0800 652 2435
Conference ID: 53013185
Webcast: https://produceredition.webcasts.com/starthere.jsp?ei=1503699&tp_key=cfac6ce624

A replay of the webcast will be available on the Company's website: www.gsr.com following the call.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in the Western Region of Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine.  As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

View original content to download multimedia:https://www.prnewswire.com/news-releases/golden-star-to-announce-its-third-quarter-2021-results-on-november-1-2021-301399049.html

SOURCE Golden Star Resources Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2021/13/c6720.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:30e 13-OCT-21